EXHIBIT 12

AEP TRANSMISSION COMPANY, LLC AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2012	2013	2014	2015	2016
EARNINGS
Income Before Income Taxes	$22,004	$60,825	$137,317	$192,987	$286,768
Fixed Charges (as below)	4,716	18,408	32,556	52,509	61,950
Total Earnings	$26,720	$79,233	$169,873	$245,496	$348,718

FIXED CHARGES
Interest Expense	$3,242	$9,854	$21,385	$34,596	$46,034
Credit for Allowance for Borrowed Funds Used During Construction	1,374	8,454	11,071	17,713	15,616
Estimated Interest Element in Lease Rentals	100	100	100	200	300
Total Fixed Charges	$4,716	$18,408	$32,556	$52,509	$61,950

Ratio of Earnings to Fixed Charges	5.66	4.30	5.21	4.67	5.62

Earnings, for purposes hereof, consist of income before income taxes plus fixed charges. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense.